12g3-2(b) File No. 82 -4965

mobistar

04 MAR 12 AM 7:21

04010539

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

11 February 2004

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 3/12

Press release

11/02/2004

2003 results: excellent performance and a strong improvement on cash flow

2003 results: excellent performance and a strong improvement on cash flow

Brussels, 11 February 2004

- On the Belgian market, the active mobile penetration rate stood at 75.6% at the end of December 2003. Mobistar's active customers rose in 2003 from 2,305,390 to 2,615,368, a growth of 13.4% in one year. This exceptional growth has allowed Mobistar to see its market share increase in one year from 31.6 to 33.3%.
  - In addition to this strong increase in the number of new customers, the ARPU (Average Revenue Per User) continued to make positive headway. For 2003 as a whole, Mobistar announced an average ARPU of 34.68 euros per month per active customer, an increase of 3.6%. In 2002, the average ARPU stood at 33.47 euros.
- The Mobistar Group's total operating cash flow grew by over 16% to reach 1.201 billion euros as against 1.034 billion in 2002. The consolidated turnover stands at 1.160 billion euros, in other words an increase of 16.3%. The turnover of the mobile business increased by 15.5% and now stands at 1.072 billion euros. The turnover of the fix/data business witnessed growth of 26.1% to 94.2 million euros.
- Consolidated EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortisation) has shown a rise of 37.2% to 434.7 million euros. The consolidated EBITDA margin (as a % of the telephony turnover) is 39.6%. The EBITDA margin for the mobile business has reached 41.9% against 35.7% in 2002. The EBITDA margin for the fix/data business is up from 4.2% at the end of 2002 to 12.8% at the end of 2003. This latter activity has generated a positive EBIT (Earning Before Interest and Taxation) for the very first time.
- The group's net annual profit has soared by 122.1% to 227.4 million euros, which represents a net profit per share of 3.64 euros
- In 2003, investments amounted to 136 million euros, down by 14.2% compared to 2002. The level of capital expenditure did however increase during the second half year, as Mobistar implemented in particular a series of projects linked to the improvement of the quality of its network.
- On the back of these excellent results, in 2003, Mobistar was able to release a consolidated free cash flow of 307.8 million euros, which allowed it to reduce its net debt to 406.7 million euros, a reduction of almost 43%.

Mobistar (Euronext Brussels: MOBB) has just announced its results for the financial year ending 31st December 2003. 2003 closed on an extremely positive note for Mobistar.

Increase in market share

In 2003, despite the already very high level of penetration, mobile telephony continued with its growth on the Belgian market. At the end of 2003, the total penetration, expressed in terms of active cards, reached around 75.6% against 71.5% one year previously.

Whereas the growth of this market on the whole stood at around 5.6% over one year for the active cards, the Mobistar customer base, for its part, witnessed a double digit growth: on 31st December 2003, Mobistar in fact had 2,615,368 active customers compared to 2,305,390 on 31st December 2002, an increase of 13.4%. This performance allowed Mobistar to increase its market share, which rose from 31.6% at the end of 2002 to around 33.3% at the end of 2003.

This strengthening of Mobistar's position on the Belgian market was perfectly illustrated by the phenomenon of mobile number portability. Possible since the 1st of October 2002, this facility offered to Belgian customers worked to Mobistar's advantage in 2003: at the end of 2003, with a net gain of over 70,000 customers, Mobistar came out as the big winner in the field of portability. What is more, as the customers gained via portability are essentially subscribers, Mobistar also saw an evolution in the distribution of its customer base: at the end of 2003, the prepaid cards accounted for 68.6% and contracts for 31.4%, whereas the proportion of contracts was 29.9% at the end of 2002.

Rising turnover

Consolidated revenue is up 16.3%, rising from 997.5 million euros to 1.160 billion euros. The turnover for the mobile business has grown by 15.5%, from 927.8 million euros to 1.072 billion euros. Revenue for the Fixed Line and Data business has seen an increase of 26.1%, growing from 74.7 million euros to 94.2 million euros.

Mobistar has not only seen a boost in customer numbers but each customer is consuming more on average. The ARPU (Average Revenue Per User) has in fact continued to grow, reaching 34.68 euros per month per active customer. This improvement in ARPU applies to both prepaid cards (at 17 euros per customer, or a rise with 2.7%) and to contracts (at 64.61 euros, or a rise with 3.5%). This increase in revenues has been sustained despite the 6% reduction to the Mobistar mobile call termination charges in November 2003.

While, in absolute figures, the growth of the Mobile Data business is perfectly in line with forecasts, the growth in turnover generated by voice calls was such that the proportion of the mobile data transmission business remained relatively stable. In total, revenue generated by Mobile Data represents, for the year 2003, 15.5% of the mobile telephony turnover or 5.4 euros per month per active customer. SMS still represents a big part of this business: during the fourth quarter of 2003, Mobistar customers sent over 88 million SMS per month on average. At the same time, this can be explained by a rising number of users (+359,262 clients, or a rise with 27%), and by a rising average number of sent SMS per user (from 49.6 up to 51.8 per month). Mobistar has also pursued the development of value-added SMS applications, such as the downloading of logos and ring tones for GSM, voting by SMS and even games.

MMS (Multimedia Messaging Service) was launched by Mobistar at the beginning of February. An interconnection agreement was concluded with Proximus in June 2003. This new means of communication has witnessed a steady increase: in December,

128,000 Mobistar customers did activate MMS and almost one million MMS were sent in 2003. Mobistar is also giving its customers the possibility of downloading polyphonic ring tones and, since September, Java games. With a portfolio of over 800 Java games available, Mobistar has become one of the worldwide leaders in this field. Finally, the number of WAP service users witnessed growth of over 32% in one year to reach 85,530 customers at the end of 2003. Furthermore, in one year, the average duration of WAP use per user has seen growth of over 50%.

In the course of 2003, Mobistar brought in a code of conduct intended to protect consumers and to thus stimulate a boom in multimedia services.

Profitability all down the line

In its consolidated accounts, the Mobistar Group announced an EBITDA of 39.6% of the telephony turnover. This figure represents an increase in the EBITDA of 37.2% at 434.7 million euros. During the financial year, the Group generated a net profit of 227.4 million euros as against a net profit of 102.4 million euros in 2002. The net profit per share stands at 3.64 euros.

These excellent results have been achieved thanks to the persistent efforts deployed by Mobistar's management and team members to ensure a continuous and significant growth while controlling costs as much as possible. The purpose of the R@ce (Revenue@customer experience) programme, set up at the end of 2002, is to study the needs of the customers with the aim of providing them with the products and services likely to stimulate their use of the GSM and to nurture their loyalty to Mobistar. This programme generated around seventy concrete projects, some of which have already been able to bear fruit in 2003. Along the same lines, Mobistar pursued its cost control programme: launched in 2000, the Mobistar@Future programme has become one of the permanent features of the Mobistar strategy. Thanks to these efforts, the consolidated operating expenses could be kept under control, increasing from 879.5 to 940.5 million euros, a moderate rise of 6.9%, almost exclusively due to the rising interconnection charges.

EBITDA in the mobile business has once again shown a very positive growth, going from 313.7 million euros in 2002 to 422.8 million euros in 2003. In 2003, it represented 41.9% of turnover for mobile telephony. At the end of 2003, the mobile business showed a net profit of 228.8 million euros, or growth of around 100%.

The contribution of Fixed line and Data business to the Mobistar Group's EBITDA is also becoming significant, growing from 3.1 in 2002 to 11.9 million euros in 2003. In the course of 2003, the Fixed line and Data business only showed a net negative result of 1.4 million euros (essentially due to non recurrent value adjustments), compared to a net loss of 12.1 million euros at the end of 2002. For the first time, this activity has yielded a positive EBIT.

Mobistar Business Solutions

The corporate segment is more important than ever for Mobistar. In 2003, Mobistar increased its presence in this segment, its market share growing from 25.8 to 27% in the Business market. This success is mainly due to the fact that the Mobistar approach perfectly meets the needs of the companies, both in terms of voice telephony and the data

transmission services.

Convergence remains a very strong trend in the Business market. Mobistar has therefore pursued its strategy, which consists of adding and integrating the features of the fix line to its mobile solutions for both voice and data transmission.

In addition to the functional and commercial advantages offered by solutions such as Office Zone and VPN or options such as Split Billing, Global Volume Advantage and Selected Country Advantage, in 2003 Mobistar launched the Bundle offer, a unique combination of fix and mobile telephony.

This offer meets the demand among telecommunications managers for solutions that keep down costs within their company. In the long term, Mobistar's aim is to come up with a global mobile solution, including all the services offered today by fix and mobile telephony.

In the field of mobile data transmission, in addition to the existing Office Automation, Sales Force and Field Force Automation solutions, in 2003, Mobistar saw another important development: telemetry. Within the framework of these machine-to-machine applications, Mobistar SIM cards allow machines to communicate with one another, thus enabling monitoring applications or equipment remotely, tracking, locating, or automatically sending order forms or transactions.

As far as its Business activities are concerned, Mobistar is clearly making the most of its membership of the Groupe France Télécom and its Orange and Equant outlets, whose strong presence in Europe is an asset making it possible to offer the Business and Corporate customers transnational solutions.

As from the 31st of December 2003, Mobistar decided to acquire all of the assets of its 100% subsidiary, Mobistar Corporate Solutions S.A. This purely legal and formal decision will have no impact on the group's day-to-day management. The organisation into business units is by now well established.

Investment

Mobistar's capital expenditures were down from 158.5 million euros in 2002 to 136 million euros in 2003, in other words a reduction of over 14.2%. It should however be noted that the investments were stepped up during the second half year. During this second half year of 2003, Mobistar implemented an investment plan destined to further improve its network, in particular around the main roads and certain busy thoroughfares such as airports, the metro, shopping centres, etc. With a number of new cells deployed in Belgium (7,271 on 31st December 2003 compared to 6,586 on 31st December 2002), Mobistar today guarantees coverage of over 99% of the population and a network access availability rate of 99.5%. Within the framework of the development of the 3G business, Mobistar has installed an experimental network. Set up in collaboration with Alcatel and Nokia, this network consists of three external aerials and several internal aerials. It coves an area of a few tens of km^2 within the Brussels Region.

In 2003, Mobistar continued to improve its Free Cash Flow: for 2003, Free Cash Flow stood at 307.8 million euros compared to 143.8 million euros at the end of 2002. In 2003, this performance has been supported again by the improvement of the working capital.

The substantial cash flow made it possible to reduce the debt substantially: the net debt of the Mobistar Group fell from 716.7 to 406.7 million euros, a drop of almost 43%.

Forecasts

In 2004, the Mobistar strategy will continue to focus on the increase of its market share in mobile voice telephony, a business that generates the bulk of its income. As in 2003, Mobistar will encourage its customers to make greater voice use of their GSM by making it easier to replace their fix with their mobile, to send data and to use the multimedia services.

On the basis of the commercial growth expected in 2004, in November 2004, Mobistar will bring in a further 6% reduction to its call termination tariffs.

In 2004, Mobistar will continue its investments on a wide scale for the 2G Network. Special attention shall be dedicated to qualitative improvements as well as to Mobistar's network capacity on highly frequented sites.

Mobistar will also continue with the deployment of its 3G network in order to respect the timetable laid down by the authorities.

The membership of the Orange Group is an important asset for Mobistar: in addition to the economies of scale that it makes possible during negotiations with suppliers or when purchasing equipment, Mobistar is developing operational synergies with the group in the form of the launch of initiatives or joint products. For example, the SPV E200 is today available to Mobistar customers. Accordingly, international partnership alliances concluded by Orange should allow Mobistar's volume of business (VOB) for roaming activities to increase.

In 2004, Mobistar will generate double digit revenue growth while increasing operational efficiency and continue to further strengthen the balance sheet. The company expects to be in a position to recommand a dividend payment on 2004 results providing the environment continues to be sufficiently favourable.

Statutory Auditor's Report

The auditor has confirmed that the accounting information in the press release does not give rise to any qualification on his part and corresponds to the consolidated financial accounts drawn up by the Board of Directors.

Brussels, 11 February 2004

Ernst & Young Reviseurs d'Entreprises S.C.C. (B 160)

Financial timetable

- Financial accounts made available to the public : 20th April 2004
- General Shareholders Meeting: 5th May 2004
- Publication of results for 1st half year 2003: end of July 2004

Appendices

2003 Results : excellent performance and a strong improvement on cash flow

Brussels, 11 February 2004 - Key figures in Euro

Mobistar Group			
Consolidated financial information (Mio euros)			
	Financial year 2003	Financial year 2002	Variation (%)
Operating revenues			
Total service revenues	1,096.5	946.1	15.9 %
Handset sales	63.1	51.4	23.0 %
Total turnover	1,159.7	997.5	16.3 %
Other revenues and capitalized production	41.2	36.2	13.8 %
Total operating revenues	1,200.9	1,033.7	16.2 %
Operating expenses			
Interconnection costs	254.6	216.4	17.7 %
Cost of equipments and goods sold	124.9	127.2	-1.8 %
Services and other goods	224.7	218.8	2.7 %
Remuneration, social security and pensions	134.2	137.8	-2.6 %
Depreciation and amortisation	172.9	162.4	6.5 %
Bad debts, inventory and other provisions	14.0	8.1	72.8 %
Other operating charges	13.8	7.3	89.0 %
Depreciation consolidation difference	1.4	1.5	-6.7 %
Total operating expenses	940.5	879.5	6.9 %
EBIDTA	434.7	316.8	37.2 %
EBITDA margin in % of service revenue	39.6 %	33.5 %	
EBIT (operating profit)	260.4	154.2	68.9 %
Financial result	-33.0	-50.0	34.0 %
Current result	227.4	104.2	118.2 %
Exceptional result	0.0	-1.8	NS
Result for the period before tax	227.4	102.4	122.1 %
Result for the period after tax	227.4	102.4	122.1 %

Financial information by activity[1] (Mio euros)	Financial year 2003			Financial year 2002		
	Mobile	Fixed voice data	consolidated total	Mobile	Fixed voice data	consolidated total
Total service revenue	1,010.0	92.9	1,096.5	877.9	73.2	946.1
Handset sales	61.9	1.3	63.2	49.9	1.5	51.4
Total turnover	1,071.9	94.2	1,159.7	927.8	74.7	997.5
Other revenues and capitalized production	36.2	5.0	41.2	36.2	0.0	36.2
Total operating	1,108.1	99.2	1,200.9	964.0	74.7	1,033.7

revenue						
EBITDA	422.8	11.9	434.7	317.3	3.1	316.8
EBITDA margin in % of service revenue	41.9 %	12.8 %	39.6 %	35.7 %	4.2 %	33.5 %
EBIT (operating profit)	256.8	3.6	260.4	158.6	-4.4	154.2
Financial result	-28.0	-5.0	-33.0	-42.3	-7.7	-50.0
Exceptional result	0.0	0.0	0.0	-1.8	0.0	-1.8
Result for the period before tax	228.8	-1.4	227.4	114.5	-12.1	102.4
Result for the period after tax	228.8	-1.4	227.4	114.5	-12.1	102.4

(1)The financial figures per activity are presented before elimination of inter-activity transactions.

Balance sheet (Mio euros)	31/12/2003	31/12/2002
Net fixed assets	807.4	846.0
Current assets	147.5	168.8
Cash	17.8	28.5
Total assets	972.7	1,043.3
Shareholders' equity	296.2	68.9
Provisions	4.4	0.0
Long-term subordinated debt	234.4	228.5
Long-term senior debt	130.1	425.9
Other long-term debt	0.0	2.1
Short-term debt	60.0	88.7
Other short-term debt	247.6	229.2
Total liabilities	972.7	1,043.3

Cash flow (Mio euros)	Financial year 2003	Financial year 2002
EBITDA	434.7	316.8
Capital expenditures	-136.0	-158.5
Change in working capital	42.1	35.5
Net financial charges	-33.0	-50.0
Free Cash Flow	307.8	143.8